UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2026

Anthony Chow
Chief Executive Officer
Newegg Commerce, Inc.
21688 Gateway Center Drive
Suite 300
Diamond Bar, CA 91765

Re: Newegg Commerce, Inc.
Registration Statement on Form F-3
Filed June 1, 2026
File No. 333-296380

Dear Anthony Chow:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas Nalbantian at 202-551-7470 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Katherine J. Blair